SEC File Number: 001-16653
                      CUSIP Number: 030910 20 2


                            FORM 12b-25

              U.S. SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                  NOTIFICATION OF LATE FILING

                          (Check One)

   [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
          [X Form 10-Q and Form 10-KSB   [ ] Form N-SAR
               For Period Ended:  December 31, 2002

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:  N/A

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information

     Full Name of Registrant: Empire Petroleum Corporation

     Former name if applicable: N/A

     Address of Principal Executive Office
     (Street and Number): 15 E. 5th Street, Suite 4000,
                          Tulsa, OK  74103-4346

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III
            of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed period.

     Due to a recent increase in the Registrant's activities and its limited number of employees, the Registrant has been unable to complete and file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003 by the filing deadline of May 15, 2003.


Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to
      this notification:

     Albert E. Whitehead         918              587-8093
           (Name)            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 of 15(d) of the Securities Exchange Act of 1934 or section 30 the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?
     [ ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



	              EMPIRE PETROLEUM CORPORATION
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 2003           By: /s/ Albert E. Whitehead
                                 President and Chief Executive
                                 Officer